December 10, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Babette Cooper

 Patrick Costello

 Wilson Lee

 Pamela Long

Re:	Douglas Elliman Inc.

Registration Statement on Form S-1

Filed December 7, 2021

File No. 333-261523

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 10, 2021, regarding the Registration Statement on Form S-1 of Douglas Elliman Inc. (the “Company”) filed by the Company on December 7, 2021. The Company’s response to the comment letter follows.

Registration Statement on Form S-1 filed December 7, 2021

Material Federal Income Tax Consequences, page 14

1.

We note disclosures here and throughout the prospectus that the number of shares of Spinco common stock distributed in respect of shares of Vector common stock underlying Vector stock option awards and restricted stock awards “will be reduced in satisfaction of such holders’ tax obligations.” Please revise to explain how the amount of this reduction will be determined and how this will satisfy a holder’s tax obligations. Please also revise to state that you have received counsel’s opinion and file a signed tax opinion as an exhibit to the registration statement prior to effectiveness.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement, including at pages 14 and 27, to describe the manner by which the number of shares of Spinco common stock distributed to holders of Vector equity awards will be reduced and taxes paid related thereto. The Company has also revised the disclosure in the Registration Statement, including at pages 14 and 27, to indicate that counsel has reviewed the summary and is of the opinion that the discussion contained therein is fair and accurate in all material respects. In addition, the Company respectfully advises the Staff that it has filed a signed tax opinion as Exhibit 8.1 to the Registration Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Chief Financial Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

John Gordon, Deloitte & Touche LLP

[Signature Page to Response Letter]